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15047554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 0 2 2015
WASH, DC
201

SEC FILE NUMBER
8- 68773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FundAmerica Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3455 Peachtree Street NE, 5th Floor
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Self — (404) 410-7932
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway, Suite 108-381	Athens	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Self, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FundAmerica Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARETT LOVE
MY COMMISSION EXPIRES
AUG 15 2017
FULTON CO., GEORGIA
NOTARY PUBLIC

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUNDAMERICA SECURITIES, LLC

(formerly known as ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA)

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FUNDAMERICA SECURITIES, LLC

(formerly known as ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA)

(A LIMITED LIABILITY COMPANY)

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
FundAmerica Securities, LLC (formerly known as Arctic Island Financial, LLC DBA FundAmerica)

We have audited the accompanying financial statements of FundAmerica Securities, LLC (formerly known as Arctic Island Financial, LLC DBA FundAmerica), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of FundAmerica Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of FundAmerica Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of FundAmerica Securities, LLC's financials statements. The supplemental information is the responsibility of FundAmerica Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 24, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

FUNDAMERICA SECURITIES, LLC

(formerly known as ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA)

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash	$	340,542
Related party receivable		5,438
Prepaid expenses		6,863
Total current assets		352,842
COMPUTER EQUIPMENT		2,428
Less: Accumulated depreciation		(762)
Computer equipment, net		1,666
OTHER ASSET - Deposit		3,072
TOTAL ASSETS	$	357,581

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	3,171
TOTAL LIABILITIES		3,171
MEMBERS' EQUITY		354,410
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	357,581

The accompanying notes are an integral part of these financial statements.

FUNDAMERICA SECURITIES, LLC

(formerly known as ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA)

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE		
Escrow administration	$	6,250
Total revenue	$	6,250
OPERATING EXPENSES		
Escrow fees		3,687
Professional fees - consultants		99,948
Regulatory fees		7,804
Rent		9,800
Salaries and wages		6,000
Dues and subscriptions		2,397
Office		1,712
Travel		4,674
Depreciation		486
Other operating expenses		2,081
Total expenses		138,587
NET LOSS	$	(132,337)

The accompanying notes are an integral part of these financial statements.

FUNDAMERICA SECURITIES, LLC

(formerly known as ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA)

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBERS' EQUITY, JANUARY 1	$	326,747
Net loss		(132,337)
Members' contributions		160,000
MEMBERS' EQUITY, DECEMBER 31	$	354,410

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES		
Net loss	$	(132,337)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		486
Increase in accounts receivable		(5,438)
Decrease in prepaid expenses		100
Increase in deposits		(202)
Decrease in accounts payable and accrued expenses		(2,079)
Net cash used by operating activities		(139,471)
FINANCING ACTIVITIES		
Members' contributions		160,000
Net cash provided by financing activities		160,000
NET INCREASE IN CASH		20,529
CASH AT BEGINNING OF YEAR		320,013
CASH AT END OF YEAR	$	340,541

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

FundAmerica Securities, LLC (formerly known as Arctic Island Financial, LLC dba FundAmerica) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), Municipal Securities Rulemaking Board, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on October 7, 2011. The Company is a Delaware limited liability company ("LLC"). On February 5, 2013, Arctic Island, LLC acquired Vara Securities, LLC and renamed the company Arctic Island Financial, LLC. The Company then changed its name from Arctic Island Financial, LLC to FundAmerica Securities, LLC effective January 9, 2014.

The Company operates as a limited purpose broker-dealer and has the ability to participate in investment banking transactions and referrals in privately placed transactions for corporations and other companies with tax flow-through treatment. It may also participate in municipal securities transactions.

Since the Company is an LLC, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight line basis over the estimated useful life of the asset. The useful life for computer equipment is 5 years.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $337,371 which was $87,371 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was .94% at December 31, 2014.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2014, the Company experienced no material net losses as result of the indemnity.

4. COMMITMENTS AND CONTINGENCIES (continued)

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments or contingencies exist as of December 31, 2014.

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, the Company received $160,000 of contributions from its members. Such amounts are included on the accompanying Statement of Changes in Members' Equity.

6. SIPC ASSESSMENT RECONCILIATION

The Company's operating revenue for the year ended December 31, 2014 did not exceed $500,000. As a result, the Company is not required to include the Form SIPC-7 or the Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that its financial statements were issued and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

FUNDAMERICA SECURITIES, LLC

(formerly known as ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA)

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 354,410
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Related Party Receivable	(5,438)
Prepaid expenses	(6,863)
Computer equipment	(1,666)
Deposit	(3,072)
NET CAPITAL	$ 337,371
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	3,171
Total aggregate indebtedness	$ 3,171
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	250,000
Excess net capital	87,371
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	37,371
Percentage of aggregate indebtedness to net capital	0.94%

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2014.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
FundAmerica Securities, LLC (formerly known as Arctic Island Financial, LLC DBA FundAmerica)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FundAmerica Securities, LLC (formerly known as Arctic Island Financial, LLC DBA FundAmerica) identified the following provisions of 17 C.F.R. §15c3-3(k) under which FundAmerica Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) FundAmerica Securities, LLC stated that FundAmerica Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FundAmerica Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FundAmerica Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WJB & Co., P.C.

Athens, Georgia
February 24, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

FundAmerica
SECURITIES

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 24, 2015

WJB & Co., P.C.
1720 Epps Bridge Parkway
Suite 108-381
Athens, GA 30606

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

FundAmerica Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Jonathan Self

Title: CFO